Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com
www.allianzlife.com

VIA EDGAR

April 28, 2014

Re: Allianz Life Insurance Company of North America
Allianz Life Variable Account B
Registration Statement Nos. 333-171427, 333-139701, and 811-05618

Enclosed for filing please find Post-Effective Amendment Nos. 21 and 43 to the Form N-4 Registration Statements for the above-referenced Registrant filed pursuant to Rule 485(b). We received oral comments from you on March 4, 2014 and on March 27, 2013 with respect to Registrant’s Post-effective Amendment Nos. 18 and 40 to the Registration Statements filed on January 17, 2014. The responses to comments apply to both Registration Statements.

COMMENTS RECEIVED MARCH 27, 2014

All page numbers refer to the courtesy copy of the prospectus sent to you on March 18th.

1.	Cover Page

Comment:

Please clearly state which Registration Statement number corresponds to Version A Contracts and which to Version B Contracts in the first paragraph under the subheading “Versions of the Contract and Optional Benefits Described in this prospectus”.

Response:

Additional disclosure has been added to the prospectus.

2.	Section 1, The Variable Annuity Contract (page 14)

Comment:

In the Note at the top of the page please state that Version A Contracts and Version B Contract are no longer offered for sale.

Response:

Revised as requested.

3.	Section 11.a, Income Protector – Selecting Income Protector (page 54)

Comment:

In the first sentence please state that restrictions on availability of the benefit are included in the Note below.

Response:

Revised as requested.

4.	Section 11.b, Income Focus – Selecting Income Focus (page 64)

Comment:

In the first sentence please state that restrictions on availability of the benefit are included in the Note below.

Response:

Revised as requested.

5.	Section 11.c, Investment Protector – Selecting Investment Protector (page 73)

Comment:

In the first sentence please state that restrictions on availability of the benefit are included in the Note below.

Response:

Revised as requested.

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COMMENTS RECEIVED MARCH 4, 2014

All page numbers refer to the courtesy copy of the prospectus sent to you on January 17th.

General

Comments:

a)	Please clarify in the body of the prospectus what information is specific to each Registration Statement.
b)	Please clarify in the appendices what information is specific to each Registration Statement.
c)	Pursuant to instruction from the SEC Division of Corporation Finance, please include the following text on the facing page of each Form N-4 Registration Statement listed above.
Pursuant to Commission Rule 429 of the Securities Act of 1933, the combined prospectus contained in this Registration Statement also relates to securities registered on Form N-4 Registration Statement Nos. [XX} filed on [date]. All applicable filing fees have been paid.

d)	Please indicate how you determined which benefits to include in the body of the prospectus and which to put into appendices.

Responses:

a)	Additional disclosure has been added to the prospectus.
b)	Additional disclosure has been added to the prospectus.
c)	Revised as requested.
d)	The body of the prospectus includes the benefits that were available for selection as of April 26, 2013, the last offering date of the Contract.

1.	Cover Page

Comment:

Please clearly state which two prospectuses are combined in this document.

Response:

Additional disclosure has been added to the prospectus.

2.	Glossary (pages 6-9)

Comment:

Please remove from the definitions in the Glossary information regarding the current availability of a benefit.

Response:

Revised as requested.

3.	Fee Tables (pages 10-11)

Comments:

a)	The Fee Tables must include the fee for each benefit; you cannot place information about the fee for a benefit that is no longer available only in an appendix.
b)	The Fee Tables must state when each benefit was available.

Responses:

a)	Revised as requested.
b)	Additional disclosure has been added to the prospectus.

4.	Section 1, The Variable Annuity Contract (pages 13-14)

Comment:

Please do not remove information regarding the Quarterly Value Death Benefit or the Bonus Option. All optional benefits should be listed here and you should clearly state if they are currently available, or when they were offered.

Response:

Revised as requested.

5.	Section 2, Owners, Annuitants and Other Specified Persons – Death of a Sole Owner Table (page 15)

Comment:

Please either restore the text you deleted from the first bullet point in the left hand column or indicate that this is a non-material change. You cannot change disclosure if it would materially impact existing Contract Owners.

Response:

This is a non-material change to remove duplicative disclosure that already appears on page 14 (when the Accumulation Phase ends).

6.	Section 11, Selection of Optional Benefits (page 48)

Comment:

For the benefits that are no longer offered, please state when they were available.

Response:

Additional disclosure has been added to the prospectus.

7.	Section 11.b, Income Focus – Calculating Your Income Focus Payments (page 65)

Comment:

Please either explain why you changed the numbers in the hypothetical example or indicate that this is a non-material change. You cannot change disclosure if it would materially impact existing Contract Owners.

Response:

This is a non-material change to align the hypothetical example with the initial Income Value Percentages that appear on page 62.

8.	Appendix D, Lifetime Benefits – Covered Persons Note regarding New Jersey civil union partners (page 96)

Comment:

Please clarify how the change in the Defense of Marriage Act applies to previously issued Contracts.

Response:

New Jersey state law has not changed in regard to civil union partners. Civil union relationships are not currently recognized by the state of New Jersey as a legal marriage. Therefore, the change in the Defense of Marriage Act does not impact previously issued Contracts.

9.	Appendix E, Target Date Benefits – several important points (page 108)

Comment:

Please repeat the bold sentence on the top of page 109 regarding the day when the Target Value Date is available in the list of several important points at the top of page 108.

Response:

Additional disclosure has been added to the prospectus.

10.	Appendix E, Target Date Benefits –Target Value (page 109)

Comment:

Please state whether the Note on the bottom of page 109 is new disclosure.

Response:

This is not new disclosure.

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I hereby represent that the enclosed Post-Effective Amendment does not contain disclosure which would render it ineligible to become effective pursuant to Securities Act Rule 485(b).

Additional required exhibits are included in this amendment. Manually executed signature pages have been executed prior to the time of this electronic filing and will be retained by the Company for five years.

The Registrant recognizes that it is responsible for the adequacy and accuracy of disclosures in its Registration Statement. The staff's review and changes to the Registration Statement based on staff comments does not bar the Commission from taking future action with respect to the filing. In addition, the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing. The Registrant may not assert the staff's review or acceleration of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number:

Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By: /s/ Stewart D. Gregg

            Stewart D. Gregg